82-1252

NESTLÉ S.A.

SUPPL

April 10, 2006

Annual Information Update 2005

In accordance with Article 24 of the Additional Rules for the Listing on the SWX "EU-Compatible" Segment of the SWX Swiss Exchange and Article 10 of the EU Prospectus Directive (2003/71/EC), Nestlé S.A. is pleased to provide its Annual Information Update 2005 relating to information that has been published or made available to the public between January 1, 2005 and December 31, 2005.

The information included in this Annual Information Update 2005 when filed with the SWX Swiss Exchange was filed at the same time with The Financial Services Authority / RNS Customer Services (until the delisting of the Nestlé S.A. share on June 29, 2005 from the London Stock Exchange), Euronext Paris S.A. / Autorité des Marchés Financiers (until the delisting of the Nestlé S.A. share on July 27, 2005 from Euronext Paris S.A.) and the U.S. Securities and Exchange Commission under Rule 12g3-2(b) of the U.S. Securities and Exchange Act.

The information contained or referred to in this Annual Information Update 2005 was up to date at the time the information was published but some of that information may now be out of date.

1. Reporting obligations regarding to the maintenance of listing

The documents / information listed below were filed with the SWX Swiss Exchange and are partly made available by the SWX Swiss Exchange on its website (**http://www.swx.com/admission/listing/equity_market/eu_compatible/issuer_information_en.html?id=1454**), and/or on the website of the Company (**www.ir.nestle.com**).

10.03.2005	Invitation to the 138th Annual General Meeting of Shareholders of April 14, 2005 / Announcement of the date of closure of the share register
21.03.2005	Announcement of the date of the dividend payment and ex-dividend trading
22.03.2005	Management Report 2004, including the Annual Report, the Financial Statements and the Corporate Governance Report
15.04.2005	Resolutions of the 138th Annual General Meeting of Shareholders of April 14, 2005 / Announcement of the date of the next Annual General Meeting of Shareholders
17.08.2005	Half-Yearly Report January/June 2005

2. Reporting of Management Transactions

The management transactions were filed with the SWX Swiss Exchange on various dates and are published on the website of the SWX Swiss Exchange (**http://www.swx.com/admission/being_public/mtrans/publication_en.html**) and of the Company (**http://www.nestle.com/All_About/Nestle_Management/Financial+transactions/Financial+transactions.htm**).

3. Press Releases

The press releases listed below were filed with the SWX Swiss Exchange and may be obtained from the website of the Company (**http://www.ir.nestle.com/News_Events/Press_Releases/Archived_Press_Releases/Archived+Press+Releases.htm?Year=2005**).

18.01.2005	Peter Brabeck-Letmathe to Be Chairman and CEO of Nestlé S.A.
24.02.2005	Nestlé Full-Year Results: EBITA Margin and Net Profit Up – Dividend Increase and Share Buyback Planned
08.03.2005	Overview of 2004 – Outlook for 2005
11.04.2005	No threat of collective resignation of the Nestlé Board of Directors
14.04.2005	Nestlé S.A. Shareholders Reject Ethos Initiatives – Peter Brabeck-Letmathe Elected Chairman and CEO
25.04.2005	Nestlé: First-Quarter Performance Confirms Full-Year Target
11.05.2005	Nestlé waters announces the creation of a partnership in Algeria and moves into the Maghreb
30.05.2005	Nestlé concentrates trading of its shares on SWX Swiss Exchange
07.06.2005	Nestlé: Share Buy-Back to Begin in July 2005. Sale of Milk Powder Factories in Australia and in the Netherlands
17.08.2005	Nestlé: Strong 2005 First-Half Performance – Organic Growth, EBITA Margins and Net Profit All Up
26.09.2005	Nestlé S.A. To Launch New Growth Fund of EURO 500 Million To Be Run By Wolfgang Reichenberger – Paul Polman Appointed as New Nestlé CFO
20.10.2005	Nestlé: Nine-Month Organic Sales Up 5.8 % Full-Year Outlook Reconfirmed

17.11.2005	Nestlé S.A. Announces Three Billion Swiss Francs Share Buyback Program – New Directors Proposed
15.12.2005	Nestlé and Lactalis Plan Common European Chilled Dairy Business
19.12.2005	Nestlé To Acquire Greek-Based Delta Ice Cream